# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: The Duckhorn Portfolio, Inc., CIK 0001835256
CUSIP: 26414D106
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 1201 DOWDELL LANE, SAINT HELENA, California (CA), 94574
Date of event which requires filing of this statement: 12/24/2024
Amends the filing with accession number 0001193125-24-236830
Filed by CIK 0002039174
Persons authorized to receive notices and communications: Peter Tang, Butterfly Equity LP, 9595 Wilshire Blvd, Suite 510, Beverly Hills, California (CA), 90212, 1-310-409-4994

## Reporting persons
- Marlee Buyer, Inc. (CIK 0002039174): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Butterfly UGP II, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Adam Waglay: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Dustin Beck: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: The Duckhorn Portfolio, Inc.
Address of issuer's principal executive offices: 1201 DOWDELL LANE, SAINT HELENA, California (CA), 94574
Comment: This Amendment No. 1 ("Amendment No. 1") amends and supplements the Schedule 13D, originally filed on October 11, 2024. Except as set forth herein, the Schedule 13D remains in full force and effect. Each capitalized term used but not defined herein has the meaning ascribed to such term in the Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The information set forth in rows (7) through (11) of the cover pages and in Item 4 of this Amendment No. 1 is incorporated by reference into this Item 5.
Number of shares as to which each person has sole or shared power to vote or dispose: The information set forth in rows (7) through (11) of the cover pages and in Item 4 of this Amendment No. 1 is incorporated by reference into this Item 5.
Transactions in the class effected during the past sixty days: Upon consummation of the transactions contemplated by the Merger Agreement on December 24, 2024, the group among the Reporting Persons and TSG and Brown-Forman ceased to exist, and the Reporting Persons disposed of all previously reported shares of Common Stock.
Other persons with the right to receive dividends or sale proceeds: N/A
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Upon consummation of the transactions contemplated by the Merger Agreement on December 24, 2024, the group among the Reporting Persons and TSG and Brown-Forman ceased to exist, and the Reporting Persons disposed of all previously reported shares of Common Stock.

## Signatures
- Marlee Buyer, Inc.: /s/ Vishal Patel, Vishal Patel/President (12/26/2024)
- Marlee Buyer, Inc.: /s/ Francesco D'Arcangelo, Francesco D'Arcangelo/ Vice President, Secretary and Treasurer (12/26/2024)
- Butterfly UGP II, LLC: /s/ Adam Waglay, Adam Waglay/Officer (12/26/2024)
- Adam Waglay: /s/ Adam Waglay, Adam Waglay (12/26/2024)
- Dustin Beck: /s/ Dustin Beck, Dustin Beck (12/26/2024)